Exhibit 99.2

LETTER FROM CHAIRMAN AND CEO

Dear Alibaba Investors,

Thank you for your interest in and support for Alibaba Group. Today we are launching our listing in Hong Kong. As a young company that is only 20 years old, it is a new starting point for Alibaba.

The world is transforming into a digital economy. We are living through an extraordinary era - one full of changes, challenges and opportunities. Against this backdrop, how will Alibaba remain true to our mission and continue to innovate and create value for society, our merchants and consumers, and our shareholders? I would like to share with you our philosophy, our plans and our course of action.

Be a Good Company that Lasts for 102 Years

Alibaba is a company driven by mission, vision and values. The essence of Alibaba’s culture comes from our belief in the good of humanity and society. With the advent of the digital economy, we think about what can change and what will remain constant. Upon celebrating our 20th anniversary celebration recently, we took a fresh look at our mission, vision and values.

Our original mission — “to make it easy to do business anywhere” — remains unchanged, but we updated our “102-year” vision to say that we want to be a good company that lasts for 102 years. Alibaba does not seek to be the biggest or the strongest. Rather, we aspire to be a company that does good: brings positive energy to society; takes on greater social responsibility; serves small businesses; and brings appreciation and satisfaction to our employees and shareholders.

At the same time, we refreshed Alibaba’s six core values. We replaced the original six concepts with six vintage colloquial phrases, each of which represents a slice of Alibaba’s history, with stories that reflect Alibaba’s distinctive cultural outlook and the difficult choices we have made along the way. These values are captured in six phrases:

•                  Customers first, employees second, shareholders third

•                  Trust makes everything simple

•                  Change is the only constant

•                  Today’s best performance is tomorrow’s baseline

•                  If not now, when? If not me, who?

•                  Live seriously, work happily

Alibaba’s culture is grounded in our core values, and these have led us from being just a dream to where we are today. No matter how the world changes around us, the only way for us to move forward is to stay true to our mission, vision and values.

A New Business Paradigm in the Digital Economy Era

The hallmark of the digital economy is the ongoing integration between the internet and manufacturing, agricultural, services and the public sector across multiple dimensions. This has prompted the emergence of a new business paradigm that is grounded in the principles of openness, sharing, collaboration and mutual success. It is a departure from the traditional zero-sum business model with a renewed focus on the interests of customers and shared value creation. Digital technology will bring about more inclusive opportunities and more sustainable developments across society. Alibaba is eager to make its own unique contributions in shaping the new business paradigm of the digital economy.

LETTER FROM CHAIRMAN AND CEO

After 20 years of development, Alibaba has transformed from an e-commerce company to the basic infrastructure for the digital economy with an ecosystem that encompasses digital commerce, financial technology, intelligent logistics, cloud computing and big data. With many partners and service providers across the digital economy serving both consumers and enterprises, we have created and stimulated new consumption patterns and at the same time helped enterprises across industries to accomplish their digital transformation. We hope to help tens of thousands of small businesses to blossom, as well as supporting the development of new unicorns and companies on their way to becoming giants.

Our Overall Goal and Strategy for the Future

As we celebrated Alibaba’s 20th anniversary in September, we shared our strategic goals for the next five years: serve global consumers, of which more than 1 billion will be Chinese consumers, and facilitate more than RMB 10 trillion of consumption on our platforms. Our longer-term goals by the year 2036 are to serve 2 billion consumers globally, create 100 million jobs, and provide the necessary infrastructure to support 10 million small businesses to become profitable on our platforms.

To realize these goals, we must continue to pursue three strategic pillars: globalization, domestic consumption, and big data powered by cloud computing.

1.              Globalization is the future of Alibaba Group. We firmly believe the marriage of digital technology and commerce will bring about unprecedented change that will not be limited by borders. The pervasive application of digital technology in areas such as commerce, finance and logistics will significantly improve the efficiency of trade between different countries and different markets. It will truly help make it easy to do business anywhere in the most literal way.

We will continue to leverage our go-to-market approach of “Global Buy, Global Sell, Global Pay, Global Delivery and Global Fun” to drive growth and prosperity across the global digital economy.

2.              Domestic consumption is the future of China’s economy, which is in the process of transitioning from an investment- and export-driven economy into a consumption-led economy. Today on Alibaba’s China retail marketplaces, we have 785 million mobile monthly active users. These users are incredibly active and young and represent China’s future consumption power.

The substantial growth potential of domestic consumption is being propelled by China’s urbanization, emergence of hundreds of millions of middle-class consumers and the conversion of all consumers into internet users. These trends will provide opportunities for digital technology to create new consumption possibilities.

LETTER FROM CHAIRMAN AND CEO

Through bringing about diverse supply of products and services, we hope to fulfill the needs of all consumers in all segments. Further, we hope to re-model the supply side through big data and leverage innovation to connect supply directly to the market, thereby stimulating new demand among consumers.

3.              Big data and cloud computing are respectively the fuel and engine of the digital economy. The Alibaba digital economy not only generates a continuous flow of data, the application of data intelligence in all aspects of our business enables our ecosystem to grow and prosper. We believe that in the era of the digital economy, productivity will be defined by computing power.

In the future, all businesses will look like internet companies as big data drive their business decisions and operations. The vast opportunity for Alibaba is not just the upgrade of a particular industry, but rather the transformation of all industries. Therefore, we are fully invested in the development of the Alibaba Business Operating System, which will offer our capabilities in digital commerce, financial technology, intelligent logistics and cloud computing to our customers and partners. Through this, we hope to help them to successfully carry out their digital transformation.

Preservation of Culture and Our Future

Culture is the bedrock of Alibaba, while innovation is in our DNA. In the past ten years, we have developed and practiced a corporate governance model based on a partnership structure. We stand by our partnership system in order to achieve continuity of our culture founded on mission, vision and values.

On September 10th, we completed a comprehensive upgrade of our management team, an important step in our future development. In this fast-changing world, we need to keep innovating and constantly challenge and even disrupt ourselves, and we use the same approach in developing our talent. This is why we seek to identify and promote future shapers, encourage our young people to create and experiment, enable women to take on senior roles within our company, and nurture diversity to advance our globalization.

We will shape an environment that encourages our employees to be socially-conscious and be always curious about the future. We want the world to experience more compassion and optimism because of Alibaba.

LETTER FROM CHAIRMAN AND CEO

Back to Hong Kong

When Alibaba Group went public in 2014, we missed out on Hong Kong with regret. Hong Kong is one of the world’s most important financial centers. Over the last few years, there have been many encouraging reforms in Hong Kong’s capital market. During this time of ongoing change, we continue to believe that the future of Hong Kong remains bright. We hope we can contribute, in our small way, and participate in the future of Hong Kong.

Thank you once again for supporting and participating in Alibaba’s development. We have a saying at Alibaba: “Believing is seeing,” and the future belongs to those who “believe in belief.” Alibaba will continue to persevere!

Daniel Zhang

Alibaba Group Chairman and Chief Executive Officer